Exhibit 99.2

CLAUDE RESOURCES INC.

Notice of Annual and Special Meeting of Shareholders

TAKE NOTICE that the Annual and Special Meeting (the "Meeting") of the shareholders of CLAUDE RESOURCES INC. (the "Corporation") will be held at the Sheraton Cavalier Hotel, Top Of The Inn, 612 Spadina Crescent East, Saskatoon, Saskatchewan, on Thursday the 14th day of May, 2009 at the hour of 10:00 a.m. (Saskatoon time) for the following purposes:

1.	To receive and consider the report of the directors and audited consolidated financial statements for the year ended December 31, 2008, and the report of the auditors' thereon;

2.	To elect directors for the ensuing year;

3.	To appoint auditors for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;

4.	To consider and, if considered appropriate, ratify, confirm and approve a shareholder rights plan for the Corporation (the “Plan”) that was implemented by the Corporation on March 27, 2009 and

5.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Particulars of the matters referred to above are set forth in the accompanying Information Circular.

Shareholders who are unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy to Valiant Trust Company, Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, in the enclosed self-addressed envelope or to the Chairman of the Corporation at Suite 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, not less than 24 hours prior to the time of the Meeting or any adjournment thereof.

DATED at the City of Saskatoon, in the Province of Saskatchewan, this 27th day of March, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

Josef Spross Chairman

[